Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Jagged Peak Energy Inc.:

We consent to the incorporation by reference in the registration statements on Form S-8 (No. 333-215830) and on Form S-3ASR (No. 333-223122) of Jagged Peak Energy Inc. and subsidiaries of our report dated March 22, 2018, with respect to the consolidated and combined balance sheets of Jagged Peak Energy Inc. as of December 31, 2017 and 2016, and the related consolidated and combined statements of operations, changes in equity, and cash flows for each of the years in the three‑year period ended December 31, 2017, and the related notes (collectively, the “consolidated and combined financial statements”), which report appear in the December 31, 2017 annual report on Form 10‑K of Jagged Peak Energy Inc.

/s/ KPMG LLP

Denver, Colorado
March 22, 2018